EXHIBIT (11)

              Statement Regarding Computation of Per Share Earnings

      Net income per common share of $0.88 for the year ended December 31, 2002 was calculated by dividing net income of $900,000 for the period January 1, 2002 to December 31, 2002 by the weighted-average number of common shares outstanding of 1,018,540.